December 19, 2018

Lyn Shenk

Branch Chief

Office of Transportation and Leisure

Division of Corporate Finance

U.S Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Churchill Downs Incorporated
Form 10-Q for Fiscal Quarter Ended September 30, 2018
Filed October 31, 2018
File No. 001-33998

Dear Mr. Shenk:

We are in receipt of the letter, dated November 28, 2018, from the staff of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filing by Churchill Downs Incorporated (the “Company”). We are responding to the Staff’s comments as set forth below. For ease of reference, we have also set forth the text of each of the Staff’s comments prior to our response.

Form 10-Q for Fiscal Quarter Ended September 30, 2018

Note 15. Segment Information, page 20

1.

We note your presentation of disaggregated revenue by reportable segment and by location on page 22. With respect to the disclosure requirements of ASC 606-10-50-5, please tell us how you considered the guidance in paragraphs ASC 606-10-55-89 through 55-91 in selecting the appropriate categories to use to disaggregate revenue. In this regard, we note from page 11 that the timing of transfer of goods or services to customers occurs both at points in time and over time. We also note from your investor presentation dated November 2, 2018 that, for The Kentucky Derby, ticketing is a significant driver of revenues and multiyear sponsorship revenue supports long-term profitability and stability of earnings.

Response: In accordance with ASC 606-10-50-5 and consideration of ASC 606-10-55-89 through 55-91, we have selected disaggregated revenue categories that depict how the nature, amount, timing, and uncertainty of revenues and cash flows are affected by economic factors.

600 NORTH HURSTBOURNE PARKWAY, SUITE 400 • LOUISVILLE, KY 40222 • 502-636-4400 • www.churchilldownsincorporated.com

The objective of our disaggregated revenue disclosure is to provide the most useful information to users of our financial statements based on categories that are meaningful to our business and to illustrate how economic factors affect the recognition of revenues. The assessment requires judgment, depends on various entity-specific and industry-specific factors and is not subject to a single prescribed factor as the basis for disaggregation.

Based on our evaluation, we believe we have met the disclosure objective in ASC 606-10-50-5. We disaggregate revenues by (1) type of service offering and (2) property location within each service offering category (as applicable). The disaggregation of revenues by type of service offering and property location is consistent with information regularly reviewed by our chief operating decision maker for evaluating the financial performance and making resource allocation decisions of the operating segments.

Our consideration of ASC 606-10-55-89 through 55-91 which we deemed applicable to our business is outlined below.

Disaggregation by service offering provided

Our primary service offerings and nature of revenue for each such category, which align with our reportable segments, are:

Service offering category	Nature of revenue
Racing	Pari-mutuel wagering primarily on live race meets, and other racing event-related services, including admissions, personal seat licenses (“PSLs”), sponsorships, television rights, and other miscellaneous revenue

Casino	Gaming transactions (includes slot and table games revenue net of customer freeplay), and ancillary property revenue, including food and beverage, ATM, hotel and other miscellaneous revenue

TwinSpires	Online pari-mutuel wagering primarily on live horse racing, and other miscellaneous revenue

We believe the disaggregation of revenue on the basis of service offering is appropriate because the nature, amount and uncertainty of service offering revenue vary significantly based on the type of service offering.

Racing segment revenue is derived from pari-mutuel wagering and other event-related service offerings that directly correspond with racing events we host during our limited live racing meets conducted each year, which are further described in the table above. The Racing segment revenue related to live race meets is greater than 90% and non-live race meet revenue (which primarily represents import revenue) is less than 10% of Racing segment revenue (approximately 3% of total consolidated revenue) for the nine months ended September 30, 2018; therefore, we believe that further disaggregation of Racing revenue would not provide meaningful information to the users of our financial statements. Pari-mutuel wagering and other event-related service offerings for live race meets have shared attributes in that the service offerings directly correspond with the occurrence of a live racing event; and therefore, the Company does not believe further disaggregation would be meaningful for the users of our financial statements.

Casino segment revenue is primarily generated from slot and table gaming wagers that occur at approximately 6,000 gaming positions at seven property locations in five different states in the U.S throughout the year.1 Gaming revenue represents greater than 95% of the revenue for the Casino segment and ancillary Casino revenue is less than 5% of Casino segment revenue (less than 2% of total consolidated revenue) for the nine months ended September 30, 2018; therefore, we believe that further disaggregation of Casino revenue would not provide meaningful information to the users of our financial statements.

TwinSpires segment revenue is primarily related to online pari-mutuel wagering on live race events that are available online nearly anytime of the day throughout the entire year given the available domestic and international pari-mutuel wagering content that we have available for our customers. Pari-mutuel wagering represents greater than 95% of the revenue for the TwinSpires segment and other miscellaneous revenue represents less than 5% of TwinSpires segment revenue (approximately 1% of total consolidated revenue) for the nine months ended September 30, 2018; therefore, we believe that further disaggregation of TwinSpires revenue would not provide meaningful information to the users of our financial statements.

Disaggregation of service revenues by property location for Racing and Casino

Given the potential geographic economic factors that may affect the revenue of Racing and Casino service offerings, such as the growth or decline of average income or unemployment rate in local areas, we further disaggregate the revenue for these service offerings by property location. The TwinSpires service offerings are online (and therefore our customers are not geographically concentrated) and not materially impacted by geographic economic factors and, therefore, do not warrant separate geographic disclosure.

The disaggregation of revenue by Racing and Casino property locations enables the chief operating decision maker to understand the revenue by geography that may be affected by different economic factors and to make resource allocation decisions. This disaggregation also provides meaningful insights to other users of the financial statements into revenues for each property by geographic area.

Alternative disaggregation categories considered

We considered alternative categories to disaggregate our revenues, including the examples in ASC 606-10-55-91, and believe further disaggregation by other categories including timing of revenue recognition, contract type, and contract duration would not provide meaningful information to our stockholders or other users of our financial statements for the reasons listed below.

[1]

See Note 15, Segment Information, of our Form 10-Q for the nine months ended September 30, 2018; excludes Saratoga and Miami Valley Gaming; includes Oxford Casino, Calder Casino, Riverwalk Casino, Harlow’s Casino, Video Services, LLC, Fair Grounds Slots, and Ocean Downs.

The Company acknowledges the Staff’s note with respect to our investor presentation dated November 2, 2018 that stated, for The Kentucky Derby, ticketing is a significant driver of revenues. The Company respectfully notes that the presentation was solely intended to provide a general insight into the linkage between our capital investments and the potential sources of long-term growth from these investments (e.g. ticketing / admissions) for The Kentucky Derby. The presentation did not provide specific quantification of the ticketing revenue.

Further, the Company acknowledges the Staff’s note with respect to our investor presentation dated November 2, 2018 that multiyear sponsorship revenue supports long-term profitability and stability of earnings. The Company respectfully notes that the presentation was solely intended to provide a general insight into the potential sources of long-term growth for The Kentucky Derby. Furthermore, sponsorship revenue represents a nominal percentage of Racing segment revenue and total consolidated revenue and therefore, is not deemed material.

Disaggregation by timing of revenue recognition

We considered whether categories that depict the timing of the transfer of goods or services would provide meaningful categories of disaggregation of revenue. Substantially all TwinSpires and Casino revenue is recognized at a point in time. As such, we determined that disaggregation of revenues by timing of transfer of goods or services for the TwinSpires and Casino segments would not provide meaningful information to the users of our financial statements.

For Racing segment revenue, pari-mutuel wagering services are recognized at a point in time. Other event-related services, including admissions, personal seat licenses, sponsorships and television rights, are generally recognized over time. While these performance obligations are satisfied over time in compliance with ASC 606, the timing of when this revenue is recognized is directly associated with the occurrence of our live racing events, which is when the majority of our revenues recognized at a point in time are also recognized.

Although pari-mutuel wagering services and other event-related services technically under ASC 606 have a difference in the timing of recognition (i.e. point in time versus over time), these two categories of services are recognized on the same date because both services are directly related to the live racing meet event calendars at each of the racing property locations.

However, we acknowledge the Staff’s comment and will add the following underlined wording to our existing disclosure regarding revenue recognition accounting policy in all prospective filings beginning with our annual report on Form 10-K for the year ended December 31, 2018 to further clarify the nature of our revenue recognized over time:

The revenue we recognize for admissions to a live racing event day is recognized once the related event is complete. For admissions, PSLs, sponsorships, and television rights contracts that relate to multiple live racing event days, we recognize revenue over time using an output method of each completed live racing event day as our measure of progress. Each completed live racing event day corresponds with the transfer of the relevant service to a customer and therefore is considered a faithful depiction of our efforts to satisfy the promises in these contracts. This output method results in measuring the value transferred to date to the customer relative to the remaining services promised under the contracts. Certain premium live racing event days such as the Kentucky Derby and Oaks result in a higher value of revenue allocated relative to other live racing event days due to, among other things, the quality of thoroughbreds racing, higher levels of on-track attendance, national broadcast audience, local and national media coverage, and overall entertainment value of the event. While these performance obligations are satisfied over time, the timing of when this revenue is recognized is directly associated with the occurrence of our live racing events, which is when the majority of our revenues recognized at a point in time are also recognized.

Disaggregation by contract type and contract duration

We also considered whether contract type and contract duration would provide meaningful categories of disaggregation that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors.

Both pari-mutuel wagering services and other event-related services for the Racing segment are primarily fixed in price. Pari-mutuel wagering services are short-term in duration, whereas other event-related services are both short-term (admissions and other miscellaneous revenue) and long-term (PSLs, sponsorships and television rights) in duration. We note our short-term duration contracts represented approximately 86% of our Racing segment revenues (26% of total consolidated revenue) for the nine months ended September 30, 2018. Long-term contracts represented approximately 14% of Racing segment revenues (approximately 4% of total consolidated revenue) for the nine months ended September 30, 2018. We considered whether Racing segment revenues should be disaggregated between short-term and long-term, but concluded contracts long-term in duration are not material on an annual basis and, therefore that further disaggregation would not provide meaningful information to the users of our financial statements.

Casino segment gaming revenue represents greater than 95% of the Casino segment revenue and is variable in price and short-term in duration. Ancillary casino revenue represents less than 5% of the Casino segment revenue and is fixed in price and short-term in duration. Therefore, we believe further disaggregation by contract type and contract duration would not provide meaningful information to the users of our financial statements.

TwinSpires segment pari-mutuel wagering services are fixed in price and short-term in duration and therefore further disaggregation by contract type and contract duration would not be applicable.

We continually evaluate the most appropriate manner to disaggregate our revenues based on the evolution of our business and will revise our disclosures in the future if necessary.

2.	Please also tell us what consideration you gave to reporting revenues from external customers for each product and service or each group of similar products and services. Refer to ASC 280-10-50-40.

Response: In preparing our segment financial statement disclosures, we considered the requirements of ASC 280-10-50-40 which states, “A public entity shall report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the public entity’s general-purpose financial statements. If providing the information is impracticable, that fact shall be disclosed.”

ASC 280-10-50-40 requires disclosure of similar products and services if a company’s segments are not reported in that manner. ASC 280 does not define “similar.” Therefore, the determination of whether two or more products and services are similar and can be combined for purposes of the entity-wide disclosures depends on the facts and circumstances of the particular entity.

The service offerings provided at each property location are similar within each reportable segment. We believe the disaggregation of revenue on the basis of service offering is appropriate because the nature, amount and uncertainty of service offering revenue vary significantly based on the type of service offering but are similar within each category.

Racing

Pari-mutuel wagering and other event-related service offerings for live race meets, which constitute greater than 90% of Racing segment revenue for the nine months ended September 30, 2018, have shared attributes in that the service offerings directly correspond with the occurrence of a live racing event; and therefore, the Company does not believe further disaggregation would be meaningful for its stockholders or other users of our financial statements.

We considered whether pari-mutuel wagering services should be separately disclosed from other event-related services, particularly in light of our disclosure of handle and pari-mutuel revenue in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, in our quarterly and annual filings, as well as qualitative disclosures in our investor presentations surrounding admissions and sponsorships. These disclosures are presented to provide investors and users with an understanding of the breadth of the Company’s service offering in the Racing segment and a perspective on the total volume of wagering handle at each of our property locations. However, we determined our service offering did not require separate disclosure under ASC 280-10-50-40 due to the fact that these services are similar by virtue of these revenues revolving around and directly relating to the hosting of live racing events at our properties.

Casino

Gaming offerings in our casinos, which constitute greater than 95% of Casino segment revenue for the nine months ended September 30, 2018, have shared attributes in that the service offerings directly correspond with slot and table gaming wagers offered to customers; and therefore, we believe further disaggregation would not provide meaningful information for our stockholders and other users of our financial statements.

TwinSpires

Pari-mutuel wagering, which constitutes greater than 95% of TwinSpires segment revenue for the nine months ended September 30, 2018, is primarily related to online pari-mutuel wagering on live race events. The substantial majority of this revenue is derived from customers in the United States and there are no other material revenue streams in the TwinSpires segment. Accordingly, the Company does not believe further disaggregation of TwinSpires revenue would be meaningful for its stockholders or other users of our financial statements.

We considered whether aggregating pari-mutuel revenue streams within the Racing and TwinSpires segments would be meaningful for our stockholders and other users of our financial statements. We determined the revenue streams are dissimilar and should not be aggregated as the Racing segment revenue is primarily derived from live races hosted at our property locations whereas TwinSpires revenue is primarily derived from import revenue on simulcast races.

Based on the above considerations, we concluded the disclosure of revenues by reportable segment satisfies the requirements of ASC 280-10-50-40.

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If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (502) 636-4837.

Sincerely,

/s/ Marcia A. Dall
Marcia A. Dall
Chief Financial Officer

cc:	Theresa Brillant, Securities and Exchange Commission

Brad Blackwell, Esq., Churchill Downs Incorporated

Chad Dobson, Churchill Downs Incorporated

Brian Fahrney, Esq., Sidley Austin LLP

Mark Rexroat, PricewaterhouseCoopers LLP